EXHIBIT 99.1

POET Technologies’ DenseLight Sub Introduces Advanced Digital Control for its Popular Integrated Light Module for Wind LIDAR

Enhanced Integrated Light Module (ILM) for high-performance applications

SAN JOSE, Calif., Feb. 05, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET”) (OTCQX: POETF; TSX Venture: PTK) and its wholly-owned subsidiary DenseLight Semiconductor today announced that samples of its new, advanced Integrated Light Module (ILM), designed specifically for high-performance wind LIDAR and other environmentally-stressed applications, will be available to customers in April in limited quantities. Because of expected high customer demand for this product, the DL-BF9D will be on allocation beginning immediately.  Company representatives will be taking initial sample orders for the unit at the SPIE Photonics West exhibition which is being held at the Moscone Convention Center in San Francisco from February 5th to 7th, 2019.

The DL-BF9D digital version has enhanced features and is a member of the popular “Constellation“ series of ILM’s, offering lower Relative Intensity Noise (RIN) and phase noise performance as well as improved linewidth stability performance compared to similar modules from other suppliers.

The DL-BF9D ILM is well suited for a wide range of communications and sensing applications where noise performance and linewidth stability are critical, such as and Wind LIDAR and other Distributed Acoustic Sensing (DAS) applications.

Key Features

  Tuneable Optical Power
  Operating temperature (chassis) from 0°C to 50°C
  RIN < -150dB/Hz (< -160dB/Hz 10-50Mhz)
  Low Phase noise
  Linewidth, typical 10Khz
  Mode-hop free operation over temperature
  SMSR > 45dB
  Digital control interface via USB

For those customers with an immediate requirement, the Company is offering quantities of its DL-DFB9C ILM.  The DL-DFB9C offers the same enhanced performance with Analog control at a more affordable price.

DenseLight Semiconductors is exhibiting its suite of standard components for Data Communications and Sensing applications at SPIE Photonics West in San Francisco, from February 5th to 7th in booth 4085.

For more information, please contact Mr. Soma Sankaran, Vice President, Sales & Marketing, DenseLight Semiconductors, Pte., Ltd.  Phone: +65 64154432  Email: soma.sankaran@denselight.com

About POET Technologies Inc.
POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques, enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

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